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SEC Mail Processing
FEB 28 2019
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51001

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAND SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

820 GESSNER, STE 1250
(No. and Street)

HOUSTON (City) TX (State) 77024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN S HAND 713-744-3826
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

2700 POST OAK BLVD, STE 1500 (Address) HOUSTON (City) TX (State) 77056 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN S HAND, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HAND SECURITIES, INC., as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President/FINOP

Title

Notary Public

KELLI C. HILL
MY COMMISSION EXPIRES
October 27, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hand Securities, Inc.
Index
December 31, 2018

BKD
CPAs & Advisors

2700 Post Oak Boulevard, Suite 1500 | Houston, TX 77056-5829
713.499.4600 | Fax 713.499.4699 | bkd.com

Report of Independent Registered Public Accounting Firm

Shareholder and Board of Directors
Hand Securities, Inc.
Houston, Texas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hand Securities, Inc. (the Company) as of December 31, 2018, the related statement of income, changes in shareholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31,

2018 (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with
17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BKD, LLP

BKD, LLP

We have served as the Company's Auditor since 2012. Houston, Texas
February 22, 2019

Hand Securities, Inc.
Statement of Financial Condition
December 31, 2018

Assets:	
Cash and cash equivalents	$1,884,229
Deposit with clearing organization	51,252
Commissions and fees receivable	171,287
Unbilled commissions and fees	39,480
Prepaid expenses	19,121
Total assets	**$2,165,369**
Liabilities:	
Accounts payable and accrued expenses	$ 29,911
Management fees payable to affiliate	109,833
Income taxes payable to CBSI	11,368
Total liabilities	**151,112**
Shareholder's equity:	
Common stock, $1.00 par value, 50,000 shares authorized; 1,000 shares issued and outstanding	1,000
Additional paid-in capital	644,830
Retained earnings	1,368,427
Total shareholder's equity	**2,014,257**
Total liabilities and shareholder's equity	**$2,165,369**

The accompanying notes are an integral part of the financial statements.

Hand Securities, Inc.
Statement of Income
Year Ended December 31, 2018

Revenues:	
Commissions and fees	$ 1,727,498
Interest	14,368
Total revenues	**1,741,866**
Operating expenses:	
Management fee	1,468,244
Legal and professional fees	50,902
Other	27,499
Total operating expenses	**1,546,645**
Income before income taxes	**195,221**
Income taxes	48,266
Net income	**$ 146,955**

The accompanying notes are an integral part of the financial statements.

Hand Securities, Inc.
Statement of Changes in Shareholder's Equity
Year Ended December 31, 2018

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2018	**1,000**	**$1,000**	**$644,830**	**$1,221,472**	**$1,867,302**
Net income				146,955	146,955
Balance at December 31, 2018	**1,000**	**$1,000**	**$644,830**	**$1,368,427**	**$2,014,257**

The accompanying notes are an integral part of the financial statements.

Hand Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2018

Operating activities:	
Net income	$ 146,955
Adjustments to reconcile net income to net cash provided by operating activities:	
Net changes in assets and liabilities:	
Deposit with clearing organization	554
Commissions and fees receivable	62,306
Unbilled commissions and fees	(39,480)
Prepaid expenses	267
Accounts payable and accrued expenses	(41)
Management fees payable to affiliate	(24,220)
Income taxes payable to CBSI	(9,499)
Cash provided by operating activities / Net increase in cash and cash equivalents	136,842
Cash and cash equivalents at beginning of year	1,747,387
Cash and cash equivalents at end of year	$1,884,229

Supplemental disclosure:
Taxes paid to CBSI in cash for the year ending December 31, 2018 were $59,896.

The accompanying notes are an integral part of the financial statements.

Hand Securities, Inc.
Notes to Financial Statements
December 31, 2018

Note A: Organization and Nature of Business

Hand Securities, Inc. ("the Company"), acts as an agent in connection with the purchase and sale of equity and debt securities and with the purchase and sale of shares in mutual funds with customer accounts cleared on a fully-disclosed basis. The Company is a wholly-owned subsidiary of Hand Benefits & Trust Company (the Parent), which is a wholly-owned subsidiary of Benefit Plans Administrative Services, Inc. ("BPAS"), which is a wholly-owned subsidiary of Community Bank System, Inc. ("CBSI").

The Company operates pursuant to the (k)(2)(ii) exemptive provision of the Securities and Exchange Commission's ("SEC") Rule 15c3-3 and does not hold customer funds or securities, but, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis through a clearing broker. Mutual fund activity is cleared utilizing Fund/SERV, an automated service of National Securities Clearing Corporation that acts as a conduit to mutual fund companies. The Company is registered as a securities dealer with the SEC and various states and is registered with the Financial Industry Regulatory Authority ("FINRA").

Note B: Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared on the accrual basis of accounting.

Cash and Cash Equivalents
The Company considers all liquid financial instruments with original maturities of less than 90 days and not pledged or otherwise restricted, as cash and cash equivalents. The carrying amounts approximate fair values because of the short maturity of cash equivalents. At December 31, 2018, the Company's cash accounts exceeded federally insured limits by approximately $1,134,230. Approximately 66% of cash and cash equivalents were held at one institution at December 31, 2018.

Commission Revenue
The Company has agreements with individual investment fund families. These funds are typically mutual funds and the agreement establishes the relationship for the Company to collect 12(b)1 fees. The Company's performance obligation that relates to these services is satisfied over time and the resulting fees are recognized monthly, based upon the market value of the assets under management and the applicable fee rate. These fees are typically 25 – 35 basis points per year of fund assets and are paid monthly or quarterly. The fees that the Company earns are for various administrative functions that are described in the prospectus for potential customers. Distribution fees recognized in the current period are primarily related to performance obligations included in contracts signed in prior periods. The Company does not earn performance-based incentives.

The Company is deemed to have variable consideration, and thus be constrained, due to the commission revenue containing a factor not known at the time the contract is signed, which in the Company's case is the market value of the fund assets. The constraint of commission revenue is resolved by the passage of time and the determination of fund asset values. Revenue is recorded at each month end when fund values have been materially determined each month and significant revenue reversals are not anticipated.

On January 1, 2018, the Company adopted ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606),* and all subsequent ASUs that modified Topic 606 utilizing the modified retrospective approach. The new guidance is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects consideration to which the entity expects to be entitled in exchange for those goods and services. In doing so, companies generally will be required to use more judgment and make more estimates than under prior guidance. These may include identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. The Company completed an assessment of its revenue and reviewed related contracts potentially affected by the ASU. Based on this assessment, the Company concluded that the implementation of the new standard did not materially change the manner in which the Company recognized revenue. The Company also completed its evaluation of certain costs related to these revenue streams to determine whether such costs should be presented as expenses or contra-revenue (i.e. gross versus net). Based on the Company's evaluation, it was determined that no such costs are incurred by the Company. The implementation of the new standard did not have a material impact on the measurement or recognition of revenue or expenses; as such, a cumulative effect adjustment to opening retained earnings was not deemed necessary.

Contract Balances

A contract asset balance occurs when an entity performs a service for a customer before the customer pays consideration (resulting in a contract receivable) or before payment is due (resulting in a contract asset). A contract liability balance is an entity's obligation to transfer a service to a customer for which the entity has already received payment (or payment is due) from the customer. The Company's revenue stream is based on standard month-end revenue accruals for fees based on fund market values. Consideration is often received immediately or shortly after the Company satisfies its performance obligation and revenue is recognized, and therefore, does not experience significant contract balances. There was approximately $171,000 and $234,000 of commissions and fees receivable and approximately $40,000 and $0 considered unbilled fee revenue as of December 31, 2018 and January 1, 2018, respectively. There was no unearned revenue recorded in the Statement of Financial Condition at either December 31, 2018 or January 1, 2018.

Commissions and fees receivable are stated at the amount billed to customers, net of any allowance for doubtful accounts. When deemed appropriate the Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Commissions and fees receivable are ordinarily due 30 days after the issuance of the invoice. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer. There was no allowance for doubtful accounts at December 31, 2018.

Contract Acquisition Costs

In connection with the adoption of Topic 606, an entity is required to capitalize, and subsequently amortize into expense, certain incremental costs of obtaining a contract with a customer if these costs are expected to be recovered. The incremental costs of obtaining a contract are those costs that an entity incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained (for example, sales commission). Upon adoption of Topic 606, the Company did not capitalize any contract acquisition costs.

Income Taxes
The Company is included in the consolidated federal and state income tax returns filed by CBSI. Income taxes are calculated on a stand-alone return basis, with the Company's share of the tax provision either remitted to or received from the Parent. Income tax expense is based on taxes currently payable or refundable as well as deferred taxes that are based on temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are reported in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. At December 31, 2018, the Company owed $11,368 to CBSI for the Company's pro rata share of income taxes.

Included in income tax is $7,978, before federal benefit, of Texas Margin Tax, which is calculated as a percent of gross revenue. Under Accounting Standards Codification ("ASC") Section 740 *Income Taxes*, this is considered a tax based on income, and accordingly is classified as income tax expense.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions, such as income taxes and the collectability of receivables, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events
Companies are required to evaluate events and transactions that occur after the balance sheet date but before the date the financial statements are issued, or available to be issued in the case of non-public entities. They must recognize in the financial statements the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including the estimates inherent in the financial preparation process. Entities shall not recognize the impact of events or transactions that provide evidence about conditions that did not exist at the balance sheet date but arose after that date. The Company has evaluated events and transactions through February 22, 2019, the date the financial statements were issued, and noted no subsequent events requiring financial statement recognition or disclosure.

Note C: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $800,007, which was $750,007 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.19 to 1.

Note D: Clearing Organization

The Company has an agreement with a clearing organization whereby the clearing organization performs clearing functions for all security transactions with brokers and dealers. The clearing organization requires that a security deposit balance of $25,000 be maintained by the Company. The balance bears interest at a rate determined by the clearing organization and is due on demand.

Note E: Contingent Liabilities

In the normal course of business, the Company's activities involve the execution, settlement and financing of securities transactions through a clearing broker. These activities may expose the Company to off-balance sheet credit and market risk in the event the customer or counterparty is unable to fulfill its contractual obligations.

The clearing broker, through which accounts are introduced, and the Company seek to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines and by monitoring for prompt customer payments in accordance with various regulatory guidelines. The Company is contingently liable for any customer account deficits with the clearing broker that are not otherwise satisfied. The clearing broker and the Company monitor required margin levels daily and, pursuant to such guidelines, require customers to deposit additional collateral or to reduce positions where necessary. The Company has not experienced any losses to date related to these risks, and no future losses are anticipated, therefore no contingent liabilities have been recorded as of the balance sheet date.

Note F: Related-party Transactions

For the year ended December 31, 2018, the Company recorded management fee expenses of $1,468,244 for administrative and recordkeeping services provided by Benefit Plan Administrative Services, LLC, an affiliated company. At December 31, 2018, $109,833 of this amount was payable to the affiliate.

The Company maintains a checking account with Community Bank N.A., an affiliated company. At December 31, 2018, the balance in this account was $1,248,914.

Note G: Income Taxes

Income tax expense includes these components:

	Federal	State	Total
Current expense	$40,263	$8,003	$48,266
Deferred benefit	-	-	-
Income tax expense	$40,263	$8,003	$48,266

Federal current income tax expense as a percentage of income before income taxes differs from the statutory rate of 21% primarily due to the effects of state income taxes, which provide a federal income tax benefit.

Hand Securities, Inc.
Supplemental Schedule
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2018

Net capital:	
Total shareholder's equity	$2,014,257
Less:	
Nonallowable assets	(1,214,250)
Net capital	$ 800,007
Nonallowable assets:	
Commissions and fees receivable	$ 67,546
Prepaid expenses	19,121
Excess cash at affiliate	1,127,583
Total nonallowable assets	$1,214,250
Aggregate indebtedness	$ 151,112
Net capital requirement (the greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Net capital in excess of net capital requirement	$ 750,007
Ratio of aggregate indebtedness to net capital	0.19 to 1

Note: The above computation agrees to the computation of net capital under Rule 15c3-1 as of December 31, 2018, filed by the Company with the SEC on Part IIA of the unaudited Form X-17a-5.

Hand Securities, Inc.

Supplemental Schedule
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2018

The Company has claimed exemption from SEC Rule 15c3-3 paragraph (K) (2) (ii) as another broker-dealer clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money or securities to, customers.

BKD
CPAs & Advisors

2700 Post Oak Boulevard, Suite 1500 | Houston, TX 77056-5829
713.499.4600 | Fax 713.499.4699 | bkd.com

Report of Independent Registered Public Accounting Firm

Shareholder and Board of Directors Hand
Securities, Inc.
League City, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hand Securities, Inc. (the Company) identified the following provisions of 17 CFR §15c3-3(k) under which the Company claimed an exemption from 17 CFR §240.15c3-3: (k)(2)(ii) (the exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the *Securities Exchange Act of 1934*.

BKD, LLP

BKD, LLP

Houston, Texas February
22, 2019

Hand Securities, Inc.
Supplemental Schedule
Exemption Report
December 31, 2018

Hand Securities, Inc. Exemption Report

Hand Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provision of 17 C.F.R. § 240.15c3-3 *(k)*(2)(ii) as the Company does not hold customer funds or securities, but as an introducing broker-dealer, clears all transactions with and for customers on a fully-disclosed basis with a clearing broker which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of 17 C.F.R. § 240.17a-3 and C.F.R. § 240.17a-4, as are customarily made and kept by a clearing broker or dealer.

2. The Company met the identified exemption provisions of 17 C.F.R. § 240.15c3-3 *(k)*(2)(ii) throughout the most recent fiscal year ended December 31, 2018, without exception.

Hand Securities, Inc.

I, Stephen Hand, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: /s/ Stephen S. Hand

Title: Executive Vice President
Hand Securities, Inc.

February 22, 2019